FOR IMMEDIATE RELEASE

JED OIL INC. COMPLETES THE SALE OF NON-CORE PROPERTIES IN EAST FERRIER

Calgary, Alberta, November 16, 2006 – JED Oil Inc. (AMEX: JDO) (“JED”) today announced that it has completed the sale of its working interests in the East Ferrier area of Alberta for CDN $27,500,000.  As previously announced, JED viewed East Ferrier as a non-core asset due to its limited drilling upside.  The East Ferrier working interests that were sold by JED, produced approximately 480 boe/d and were obtained through a larger property swap and debt repayment with Enterra Energy Trust (NYSE: ENT) in September 2006.

Boe's, or barrels of oil equivalent, may be misleading if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Marcia Johnston

Linda Latman  (212) 836-9609

(403) 444-4413

Lena Cati (212) 836-9611

www.jedoil.com

www.theequitygroup.com